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                                  [DRAXIS LOGO]

FOR IMMEDIATE RELEASE
JUNE 21, 2002

                  DRAXIS ANNOUNCES CLOSE OF SECONDARY OFFERING

MISSISSAUGA, ONTARIO, JUNE 21, 2002 - DRAXIS Health Inc. (TSX: DAX; NASDAQ:
DRAX) reported today that the previously announced secondary offering involving the sale by two of the Company's shareholders of 4.2 million DRAXIS common shares at a price of US$ 2.60 per share, has closed.

Elan International Services, Ltd., a subsidiary of Elan Corporation, plc, has sold 3,043,996 DRAXIS common shares and Novopharm Limited, a subsidiary of Teva Pharmaceutical Industries Ltd., has sold 1,176,470 DRAXIS common shares.

The offering was managed by a syndicate of underwriters led by CIBC World Markets Inc., and includes National Bank Financial Inc. and Ryan, Beck & Co. LLC.

These common shares are being offered only by means of a prospectus, and this news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such jurisdiction.

A final prospectus can be obtained from CIBC World Markets, 161 Bay Street, BCE Place, Canada Trust Tower, Toronto, Ontario M5J 2S8, Telephone: (416) 594-7000.

About DRAXIS Health Inc.

DRAXIS Health Inc. is an integrated specialty pharmaceutical company with strong core competencies in two segments - the development, production, marketing and distribution of radiopharmaceuticals (DRAXIMAGE) and the provision of contract pharmaceutical manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products (DRAXIS Pharma).

EXCEPT FOR HISTORICAL INFORMATION, THIS NEWS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISK AND UNCERTAINTIES, WHICH MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE STATEMENTS MADE. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, CHANGING MARKET CONDITIONS, CLINICAL TRIAL RESULTS, THE ESTABLISHMENT OF NEW CORPORATE ALLIANCES, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, THE TIMELY DEVELOPMENT, REGULATORY APPROVAL AND MARKET ACCEPTANCE OF THE COMPANY'S PRODUCTS, AND OTHER RISKS DETAILED FROM TIME-TO-TIME IN THE COMPANY'S FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION AND CANADIAN SECURITIES AUTHORITIES.

FOR FURTHER INFORMATION PLEASE CONTACT:

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FOR DRAXIS HEALTH INC. IN CANADA:          FOR DRAXIS HEALTH INC. IN THE UNITED STATES:
Jerry Ormiston                             Gino De Jesus / Dian Griesel, Ph.D.
DRAXIS Health Inc.                         The Investor Relations Group
Phone: 877-441-1984                        Phone:   212-825-3210
Fax:   905-677-5494                        Fax:     212-825-3229
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